EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                      COUPON PERIOD ENDING 18 FEBRUARY 2003

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NOTES
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                                FV OUTSTANDING                                  COUPON             PRINCIPAL     CHARGE OFFS
                                     (USD)       BOND FACTOR   COUPON RATE   PAYMENTS (USD)     PAYMENTS (USD)      (USD)
----------------------------------------------------------------------------------------------------------------------------

Class A1 Notes                             0.00    0.000000%     0.00000%            0.00               0.00        0.00

Class A2 Notes                   199,470,594.21   35.056343%     1.73000%    1,037,736.34      27,840,072.92        0.00

Class A3 Notes                   125,000,000.00  100.000000%     1.82000%      600,347.22               0.00        0.00

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

                                                                      31Jan03
POOL SUMMARY                                                            AUD
------------                                                      --------------
Outstanding Balance - Variable Rate Housing Loans                   417,372,738
Outstanding Balance - Fixed Rate Loans                               91,482,059
Number of Loans                                                           6,750
Weighted Average Current LVR                                             52.20%
Average Loan Size                                                        75,386
Weighted Average Seasoning                                              68 mths
Weighted Average Term to Maturity                                      220 mths

PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                             -------------
Scheduled Principal Payments                                       6,614,715.68
Unscheduled Principal Payments                                    41,058,075.39
Redraws                                                            4,709,715.57

Principal Collections                                             42,963,075.50

TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------
Principal Collections                                             42,963,075.50
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         42,963,075.50

Principal Distributed                                             42,963,075.50
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                   AUD
---------------------                                             --------------
Available Income                                                   9,768,231.80
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                              9,768,231.80

REDRAW & LIQUIDITY FACILITIES                                           AUD
-----------------------------                                     --------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00



CPR
---
                                               NOV-02     DEC-02      JAN-03
                              1 mth CPR        20.82%     25.90%      25.10%

ARREARS
-------
                              % of pool
                             (by balance)
31 - 59 days                    0.77%
60 - 89 days                    0.08%
90+ days                        0.18%
Defaults                         Nil
Losses                           Nil